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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Bellatrix Exploration Ltd.

We consent to the use of our audit report dated March 6, 2013 with respect to the consolidated balance sheets of Bellatrix Exploration Ltd. as at December 31, 2012 and December 31, 2011and the consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2012 and December 31, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information included in this annual report on Form 40-F.

Yours very truly,

/s/ KPMG LLP

Chartered Accountants

March 21, 2013

Calgary, Canada

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